UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

BIODELIVERY SCIENCES INTERNATIONAL, INC.

(Name of Issuer)

Series A Non-Voting Convertible Preferred

(Title of Class of Securities)

09060J106 (CUSIP Number)

August 24, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09060J106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mark A. Sirgo
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 797,414
6. Shared Voting Power 0
7. Sole Dispositive Power 797,414
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 797,414 (Series A Non-Voting Preferred Stock convertible 1:1 for voting Common Stock)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not Applicable
11.	Percent of Class Represented by Amount in Row (9) 10.1%
12.	Type of Reporting Person (See Instructions) IN

Item 1.	(a)	Name of Issuer: BioDelivery Sciences International, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 185 South Orange Avenue, Admin. Building 4, Newark, New Jersey 07103

Item 2.	(a)	Name of Person Filing: Mark A. Sirgo

	(b)	Address of Principal Business Office or, if none, Residence: 3100 Stone Gap Court, Raleigh, North Carolina 27612

	(c)	Citizenship: United States

	(d)	Title of Class of Securities: Series A Non-Voting Convertible Preferred Stock

	(e)	CUSIP Number: 09060J106

Item 3.	Filing Pursuant to Rules 13d-1(b) or 13d-2(b)c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership.

	(a)	Amount beneficially owned:		797,414

	(b)	Percent of class:		10.1%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote:	797,414

		(ii)	Shared power to vote or to direct the vote:	0

		(iii)	Sole power to dispose or to direct the disposition of:	797,414

		(iv)	Shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not Applicable

Item 8.	Identification and Classification of Members of the Group. Not Applicable

Item 9.	Notice of Dissolution of Group. Not Applicable

Item 10.	Certification. Not Applicable

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2004

/s/ Jason S. Wood
Jason S. Wood, as attorney-in-fact for Mark A. Sirgo